Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On November 13, 2009, CF Industries Holdings, Inc. issued the following press release:

CF INDUSTRIES SENDS LETTER TO TERRA INDUSTRIES STOCKHOLDERS

DEERFIELD, IL, November 13, 2009 – CF Industries Holdings, Inc. (NYSE: CF) today sent the following letter to the stockholders of Terra Industries Inc. (NYSE: TRA).

Dear Terra Industries Stockholder:

LATE-BREAKING NEWS!

Nation’s Leading Proxy Advisory Firm RiskMetrics Recommends Stockholders Vote FOR Election of Three CF Industries Nominees to Terra’s Board on the Blue Proxy Card

RiskMetrics Group’s ISS Governance Services (RMG), the nation’s leading independent proxy advisory firm, recommends that Terra Industries’ stockholders vote FOR CF Industries’ three nominees to Terra’s board of directors.  RMG’s analyses are relied upon by thousands of institutional investors, mutual and pension funds.

Terra’s November 20th annual meeting is just days away - now is the time to pursue the opportunity to receive a significant premium for your shares of Terra common stock.  CF Industries has increased its offer to acquire Terra Industries and is now offering you more than $40 for each share of Terra common stock you own.

The only way for you to demonstrate your support for this premium transaction is by voting to elect CF Industries’ three highly qualified, independent nominees listed on the BLUE proxy card TODAY.  These nominees are committed to acting in your best interests.  If our nominees do not get elected at the upcoming election, we believe that the value of your Terra shares will decline significantly.  We urge you to vote FOR our nominees on the enclosed BLUE proxy card TODAY.

CF INDUSTRIES IS OFFERING A COMPELLING PREMIUM FOR YOUR SHARES AND CERTAINTY OF VALUE

We are offering you a substantial 40% premium to what we believe would be the price at which Terra common stock would have traded without takeover speculation.  We have increased our offer to $32.00 per share in cash and 0.1034 of a share of CF Industries common stock for each share of Terra common stock you own (including the $7.50 per share special cash dividend declared by Terra.)  Our offer represents very attractive multiples of 7.1 times trailing 12-months EBITDA and 6.7 times analysts’ consensus estimate of next year’s EBITDA.  The significant cash component we are offering you provides certainty of value for Terra stockholders.  Absent our proposal, we believe your Terra shares would decline substantially in value and you would lose the opportunity to receive a 40% premium for your shares.

CF INDUSTRIES IS READY TO CLOSE THE TRANSACTION

We have satisfied all antitrust regulatory conditions that are required to close the transaction.  In addition, Morgan Stanley has committed $2.5 billion to provide the funds required for the transaction.  Our offer is not subject to a financing condition or to the approval of CF Industries stockholders.  We are ready to close the transaction promptly so that you can realize the full value of your Terra shares.

STRONG STRATEGIC RATIONALE IN COMBINING THE TWO COMPANIES

There are many compelling reasons why a combination between CF Industries and Terra makes sense, and these strategic merits are also well understood by Terra, who first proposed a combination with CF Industries in 2004.  The combined company will be a leader in the global nitrogen fertilizer industry and a stronger, more competitive player.  We believe that the combined company will be able to pursue more opportunities for growth and profitability given the combination’s enhanced scale, stronger financial platform and improved access to capital markets.  Customers will benefit from better availability, accessibility and timeliness of products as a result of the complementary distribution and manufacturing assets of the two companies.  The combined company would also benefit from CF Industries’ strong world-scale position in phosphate.

The most compelling reason for you to support this transaction is that you would realize a significant premium for your Terra shares.  Given the stock component of our offer, you will also be able to participate in any potential upside and growth of the combination.  We have identified annual cost synergies of up to $135 million from elimination of overlapping corporate functions, optimization of transportation and distribution systems, and through greater economies of scale in procurement and purchasing, among other areas.  We believe there is opportunity for more synergies to be identified once the companies come together.

VOTE FOR OUR THREE NOMINEES TODAY

Your vote will determine whether you will have the opportunity to receive a significant premium or whether that opportunity will be lost to you.  We urge you to vote for CF Industries’ three nominees — John N. Lilly, David A. Wilson, and Irving B. Yoskowitz - on the BLUE proxy card TODAY.

Sincerely,

Stephen R. Wilson

Chairman, President, and CEO

CF Industries Holdings, Inc.

TIME IS SHORT AND YOUR VOTE IS IMPORTANT!

To ensure that your vote is represented at the meeting, we urge you to vote TODAY by Internet or telephone by following the simple instructions on the enclosed BLUE proxy card

If you have questions about how to vote your shares on the BLUE proxy card, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Stockholders Call Toll-Free:  (877) 456-3507

Banks and Brokers Call Collect:  (212) 750-5833

Morgan Stanley and Rothschild are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal counsel to CF Industries.

Additional information for Investors, Employees, Customers and the Agribusiness Community is available at www.transactioninfo.com/cfindustries or www.cfindustries.com.

Contacts

Terry Huch

Senior Director, Investor Relations and Corporate Communications

847-405-2515 — thuch@cfindustries.com

Susan Stillings / Monika Driscoll, 212-333-3810

Brunswick Group LLC

Alan Miller, 212-750-5833

Innisfree M&A Incorporated

About CF Industries

CF Industries Holdings, Inc., headquartered in Deerfield, Illinois, is the holding company for the operations of CF Industries, Inc. CF Industries, Inc. is a major producer and distributor of nitrogen and phosphate fertilizer products. CF Industries operates world-scale nitrogen fertilizer plants in Donaldsonville, Louisiana and Medicine Hat, Alberta, Canada; conducts phosphate mining and manufacturing operations in Central Florida; and distributes fertilizer products through a system of terminals, warehouses, and associated transportation equipment located primarily in the Midwestern United States. The company also owns a 50 percent interest in KEYTRADE AG, a global fertilizer trading organization headquartered near Zurich, Switzerland. Additional information on CF Industries is found on the company’s website at www.cfindustries.com.

Additional Information

This communication is neither an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries Holdings, Inc. (“CF Industries”) would file with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction with Terra Industries Inc. (“Terra”) if such a negotiated transaction is reached or for any other document which CF Industries may file with the SEC and send to CF Industries or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507.

CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra.

Safe Harbor Statement

Certain statements contained in this communication may constitute “forward-looking statements.”  All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements.  Risks and uncertainties relating to the proposed transaction include: Terra’s failure to accept CF Industries proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals on the proposed terms and schedule; uncertainty of the expected financial performance of CF Industries following completion of the proposed transaction; CF Industries’ ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF Industries’ ability to promptly and effectively integrate the businesses of Terra and CF Industries; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers.  Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; credit losses from counterparties to our natural gas swap contracts due to the credit and economic crisis; and the other risks and uncertainties included from time to time in our filings with the SEC.  Except as required by law, we undertake no obligation to update or revise any forward-looking statements.

###